Exhibit 99.1

Nano Dimension Re-affirms They Are Voting “AGAINST” Stratasys’ Value-Destructive Merger with Desktop Metal; Part of Growing Consensus Along with Large Shareholder, Donerail, and Proxy Advisor, ISS

Nano Dimension’s Voice Against Desktop Metal Merger Is Amplified with Similar Messages From Fellow Shareholder and Respected Independent Advisors With Expertise on the Matter

Stratasys-Desktop Metal Deal Will be Highly Dilutive, Requiring Stratasys to Pay a Premium and Provide Financial Support to Desktop Metal While Offering Limited Upside

Stratasys Shareholders Would Forgo Profitability and Financial Flexibility

Stratasys Board Also Engages in Governance Malpractice in Approving a Deal to Issue Shares at Less Than Half the Price of the Prior All-Cash Offer, Which They Rejected

Waltham, Mass., Sept. 22, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced that it re-affirms its opposition and intends to vote against Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys”) proposed merger with Desktop Metal Inc. (NYSE: DM) (“Desktop Metal”) and urges fellow Stratasys shareholders to join in casting votes against the transaction at the company’s Extraordinary General Meeting of Shareholders (the “Stratasys EGM”) to be held on September 28, 2023. Nano Dimension is Stratasys’ largest shareholder and owns approximately 14.1% of Stratasys’ outstanding ordinary shares. Nano Dimension’s position has only been further supported in the last week by comparable positions from The Donerail Group LP (“Donerail”), one of Stratasys’ largest shareholders, and Institutional Shareholders Services Inc. (“ISS”), the leading proxy advisory firms with expertise on such matters.

Yoav Stern, CEO of Nano Dimension, commented, “We are pleased to see our messages and opposition to the Stratasys-Desktop Metal deal are being echoed by other parties – especially a fellow large shareholder and an independent, respected advisory firm. With the deadline to vote quickly approaching, we re-affirm our deep conviction that this merger would be highly dilutive and result in significant value destruction, sacrificing profitability and financial flexibility of Stratasys for limited upside. We intend to vote AGAINST the proposed merger. It is important to note that abstaining or not voting is not sufficient to express your opposition and we urge our fellow Stratasys shareholders to join us in voting AGAINST the transaction.”

Nano Dimension’s opposition to a merger of Stratasys with Desktop Metal is based on the following rationale:

●	Desktop Metal is a cash-burning[1] former special purpose acquisition company (SPAC) that has underperformed and destroyed substantial shareholder value. As of September 13, 2023, Desktop Metal has lost over $3.9 billion of value, representing almost 90% of its equity value, since becoming a public company in 2020.

●	The proposed Desktop Metal merger is a defensive move by an entrenched board of directors that would be highly dilutive to Stratasys shareholders in the immediate term, leaving shareholders with just 59% ownership of the combined company. Stratasys shareholders would be giving away 41% ownership to buy a company that is consistently losing money.

●	Just weeks after rejecting Nano Dimension’s offer for Stratasys, at over $25 per share, Stratasys plans to issue shares at today’s value – which is less than half of the prior Nano Dimension all cash offer which was rejected. This directly contradicts Stratasys’ claim that its stock is undervalued. By using its ordinary shares as consideration, cash-generating Stratasys would be paying a premium price to acquire underperforming Desktop Metal, sacrificing profitability and capital preservation for a costly addition to the top-line.

●	With the proposed Desktop Metal merger, Stratasys shareholders are promised uncertain long-term value that relies on ambiguous theoretical synergies and the unproven Desktop Metal growth story, which are not offset by the announced cost synergies.

●	Instead of pursuing this expensive, highly dilutive and speculative transaction that contemplates the issuance of new equity at today’s low valuations, the board of directors of Stratasys should reconsider a genuine exploration of the numerous offers the company has received at valuations more than double the current share price. Not doing so demonstrates a neglect of the Stratasys board fiduciary duty and severe governance malpractice.

Your vote is vital to preventing a value destructive merger between Stratasys and Desktop Metal. Nano Dimension urges shareholders to vote TODAY “AGAINST” the proposed merger.

Votes must be received by 11:59 p.m., Eastern time, on Wednesday, September 27, 2023. Holders of Stratasys ordinary shares as of the close of business on August 24, 2023, are entitled to vote at the Stratasys EGM.

[1]	2022 Desktop Metal NYSE:DM 10K – In thousands FY2022 Operating Cash Flow (181,531); FY2021 Operating Cash Flow (155,048)

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential disadvantages and downsides of the proposed merger with Desktop Metal. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. The execution of a definitive merger agreement between Nano Dimension and Stratasys would be subject to approval by each company’s Board of Directors and completion of the transaction would be subject to customary closing conditions, receipt of required regulatory approvals and approval of Stratasys shareholders. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACT

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

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